RREEF America, L.L.C,
STOCKS REQUIRING "13g" REPORTING
April 30, 2001

Percentage: 	10.00

Shares Reporting Quantity
            			Stocks Outstanding* Level* Managing*
-----------------------------  -----------  ----------  ----------

CHELSEA PROPERTY GROUP INC 		16,075 	1,607 	1,956
HIGHWOODS PPTYS INC COM 		54,859 	5,486 	5,499

* Quantities are expressed in units of thousands.